Julian Kleindorfer	355 South Grand Avenue
Direct Dial: +1.213.891.8371	Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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July 19, 2010 VIA EDGAR	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	MPG Office Trust, Inc.
Form 10-K/A for the year ended 12/31/2009
Filed on 4/30/2010
File No. 001-31717

Ladies and Gentlemen:

On behalf of MPG Office Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), pursuant to the letter dated June 17, 2010 (the “Comment Letter”), with respect to the Company’s Form 10-K/A for the year ended December 31, 2009. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Form 10-K/A, except as otherwise noted below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7  – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, pages 41-58

1.

We note that the company discusses the challenges it faces in meeting its debt maturities and the sources of cash available to meet those maturities. We also note that debt maturities for 2010 were reduced from approximately $425 million as of December 31, 2009 to approximately $173 million as of the end of the first quarter. We note from the information in the first quarter Form 10-Q that this reduction was due in

July 19, 2010

part to the extension of the maturities of some debt into 2011. Particularly in view of the limited cash provided by operating activities, in future filings please provided a more expansive discussion of how you have managed debt maturities in the period and your plans for meeting the maturities in the future. The expanded disclosure should clarify whether or not there are committed lending sources available to you and if so quantification of those facilities.

Response: In future filings, the Company agrees to expand its discussion of debt management activities during the quarter as well as its plans for meeting maturities in the future, including management’s best estimate of funds needed to extend upcoming maturities. The Company will clarify whether it does, or does not, have any committed lending sources available to it to meet upcoming debt maturities (as of the date of this letter, it does not).

Results of Operations, pages 58-64

2.	We note that you have excluded Properties in Default from your definition of Same Properties Portfolio. Given that your remain the title holder on Properties in Default and these properties are not currently categorized as held for sale, please clarify your basis for its exclusion in your analysis of your Same Properties Portfolio.

Response: The Properties in Default are not classified as held for sale as they will be disposed of other than by sale in the near term. FASB codification section 360-10-45-15 requires that disposals other than by sale continue to be classified as held for use until disposal.

Since the Properties in Default will be disposed of in the near term, the Company believes that excluding these properties from the Same Properties Portfolio (similar to properties that are classified as held for sale) provides investors and users of the financial statements with better information about expected recurring operations of the Company and the performance of its assets. In addition, the Company provides MD&A disclosure on both the Same Properties Portfolio and the Total Portfolio that includes all properties.

Finally, the indebtedness encumbering the Properties in Default is generally non-recourse to the Company. Given the default status of the properties and the Company’s current business plan, the Company believes that it is remote that the Company will ultimately bear the benefit or burden of the operating performance of these properties prior to their disposition.

Financial Statements and Notes

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies Investments in Real Estate

Impairment Evaluation, pages 87-88

3.	We note that you estimated fair value using recent comparable market transactions and unsolicited offers received from third parties. As discussed elsewhere within your

July 19, 2010

filing, you indicate that the current economic conditions are difficult and there have been a limited number of recently completed dispositions in your submarkets. Given the limited activity, please clarify how you considered the guidance in Topic 820 of the FASB Accounting Standards Codification in determining that solely using a market approach resulted in the most representative indication of fair value.

Response: In the “Liquidity” section of Part I, Item 1 on page 3 and the “Liquidity and Capital Resources” section of Part II, Item 7 on page 45, the Company is cautioning the users of the Form 10-K/A that although it has been able to generate net proceeds and/or eliminate upcoming debt maturities through asset dispositions in the past, it may not be able to continue to improve its liquidity situation through asset dispositions in the future. Current economic conditions and the limited number of recently completed dispositions are broad risks that may make it difficult for the Company to improve its liquidity situation in the future through asset dispositions.

Despite this generally cautionary language, the Company believes that the use of a market approach in determining the fair value of its impaired assets as of December 31, 2009 was appropriate. Despite a slowdown in the general real estate market, the Company closed six transactions and our competitors closed a number of transactions in the Orange County submarket during 2009. In addition, the Company received a number of unsolicited offers for its properties located in Orange County and elsewhere during that time. On the basis of this activity, the Company believes it had reliable indications of fair value to use as market inputs in determining the fair value of these properties.

Note 6 – Mortgage and Other Secured Loans, pages 101-107

4.	Tell us what consideration was given to quantify and separately disclose the amounts of your debt obligations that are non-recourse and recourse, including your exposure at period end to possible recourse as a result of the “non-recourse carve out” guarantees on most of your loans, which provide for loans to become partially or fully recourse if certain triggering events occur.

Response: As of December 31, 2009, the only loans that were full recourse to MPG Office, L.P., our Operating Partnership, were the construction loans, which were separately identified in the “Consolidated Debt” table shown on page 101. The amount of recourse for each of these loans was disclosed in the table shown on page 104 under the caption “Amounts Available for Future Funding under Construction Loans.”

As of December 31, 2009, all of the Company’s $4.2 billion of consolidated debt is subject to “non-recourse carve out” guarantees in some form. The events required to trigger these guarantees differ from loan to loan. In future filings, we will include language in the notes to the consolidated financial statements disclosing these “non-recourse carve out” guarantees and generally describing the triggering events.

As of December 31, 2009 and through the date of this letter, the Company has not triggered any of the “non-recourse carve out” guarantees on its non-recourse loans. As these

July 19, 2010

obligations are highly contingent, the Company did not quantify (and in many cases cannot quantify with reasonable accuracy) the amounts that could become recourse if such triggering events occurred. Moreover, the Company believes that the triggering of these guarantees is remote.

Note 15 – Financial Instruments

Interest Rate Swap, page 127

5.	You expect to receive a return of approximately $16 million to $21 million of previously-posted cash collateral, which is comprised of collateral as a result of the satisfaction of your monthly obligations and anticipated increases in future LIBOR rates. Please clarify how this range is factually supportable. To the extent possible, please quantify the amounts related to each component and tell us how you arrived at this range including discussion of the assumptions utilized. Specifically identify the amount attributable to anticipated increases in LIBOR rates.

Response: We are required to post collateral based on the net present value of future anticipated payments under the swap agreement. These payments are calculated based on a forward LIBOR yield curve (which is a standard method used by the capital markets), less the contractual swap rate of 5.564%. This difference is then discounted to present value and is reduced by a $5.0 million credit allowed per the swap agreement.

Our estimate of the return of swap collateral we expect to receive is as a result of the monthly payments we make under the swap agreement. An increase or decrease in LIBOR rates is a component of the actual return calculation each month and is not a separate factor used to adjust our estimate of the collateral expected to be returned.

In connection with the Company’s response to your comments on the Form 10-K/A, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have electronically transmitted this letter on behalf of the Company under the label “corresp.” Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-9763 with any questions or comments regarding this correspondence.

July 19, 2010

Very truly yours,

/s/ Julian Kleindorfer

Julian Kleindorfer

of LATHAM & WATKINS LLP

cc:	Nelson C. Rising, MPG Office Trust, Inc.
Shant Koumriqian, MPG Office Trust, Inc.
Jonathan L. Abrams, MPG Office Trust, Inc.